

February 11, 2025

Susan Kreh
Chief Financial Officer
Oil-Dri Corporation of America
410 North Michigan Avenue , Suite 400
Chicago , Illinois 60611

      Re: Oil-Dri Corporation of America
             Form 10-K for the Fiscal year Ended July 31, 2024
             File No. 001-12622

Dear Susan Kreh:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal year Ended July 31, 2024
Item 2 Properties, page 28

1.   Please revise your mineral reserve table to include the price, the selected point of reference, for example in-situ, mill feed, saleable product, etc., and the grade/qualities as required by Item 1303(b)(3) of Regulation S-K.

2.   We note your disclosure on page 30 stating that you do not consider any of your mines to be individually material. Please quantify the number of mines at each geographic location and tell us if you have considered Item 1301(c)(3) of Regulation S-K in your individual property materiality analysis.

Management's Discussion and Analysis of Financial Condition and Operations
Results of Operations, page 34

3.   When more than one factor is responsible for the change in a statement of operations line item between periods, please clearly quantify each of the contributing factors, including any offsetting amounts. For example, you disclose that your domestic cost of goods sold per ton increased 6%, driven primarily by increases

in non-fuel manufacturing and freight and offset by lower natural gas and packaging costs. When you discuss net sales fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies and Estimates, page 38

4.   Please enhance your disclosure in future filings to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In doing so, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

Notes to the Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Intangibles and Goodwill, page 50

5.   We note that you allocated $20.4 million of the Ultra Pet acquisition consideration to a customer list intangible asset which you amortize on a straight-line basis over 18 years. Please confirm whether or not this asset pertains solely to a customer list as the term is described in ASC 805-20-55-21. Tell us in sufficient detail how you determined the useful life of the customer list and how you considered ASC 350-30-35-3 in arriving at this determination. Also clarify how you determined it was appropriate to amortize the customer list on a straight-line basis, as opposed to an accelerated method, and how this reflects the pattern in which you realize the economic benefits of the customer list. Refer to ASC 350-30-35-6 and ASC 350-30-55-2 through 4.

Earnings Per Share, page 54

6.   Please address the following comments related to your utilization of the two-class method to report your earnings per share:

- Tell us and revise your disclosures to clarify how you apply the two-class method for diluted EPS purposes. For example, explain if you utilize for common stock the more dilutive of the treasury stock method, reverse treasury stock method or if-converted method and the two-class method and whether the two-class method is always applied to Class B stock.

- We note your disclosure that the "impact of 158,861 shares of unvested Common Stock and 54,370 shares of unvested Class B Stock, restricted stock was anti-dilutive therefore not included in the calculation of diluted EPS." Tell us how you determined the impact of these shares was anti-dilutive. In doing so, specify what "unvested Class B Stock" represents.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing